UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung

Name:	Paul Keung
Title:	Chief Financial Officer

Date: March 20, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

TAOMEE REPORTS FOURTH QUARTER AND FISCAL YEAR 2011 UNAUDITED FINANCIAL RESULTS

(Shanghai, China – March 20, 2012) – Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the fourth quarter ended December 31, 2011 and fiscal year 2011.

Fourth Quarter 2011 Financial Highlights

•	Total net revenues were US$8.6 million in the fourth quarter of 2011, a decrease of 32.5% from US$12.7 million in the third quarter of 2011 and 11.0% from US$9.6 million in the fourth quarter of 2010.

•	Gross margin increased to 81.3% in the fourth quarter of 2011 from 81.2% in the third quarter of 2011 and 80.8% in the fourth quarter of 2010.

•

Net income attributable to the holders of ordinary shares was US$1.6 million in the fourth quarter of 2011, compared with US $4.4 million in the third quarter of 2011 and US $5.6 million in the fourth quarter of 2010.

•

Basic and diluted earnings per ADS[1] were US$0.04 and US$0.04, respectively, in the fourth quarter of 2011, compared with US$0.12 and US$ 0.12, respectively, in the third quarter of 2011 and US$0.19 and US$0.18, respectively, in the fourth quarter of 2010.

•

Non-GAAP net income attributable to holders of ordinary shares was US$2.3 million in the fourth quarter of 2011, compared with US$5.0 million in the third quarter of 2011 and US$5.7 million in the fourth quarter of 2010.

•

Non-GAAP basic and diluted earnings per ADS were US$0.06 and US$0.06, respectively, in the fourth quarter of 2011, compared with US$0.14 and US$0.13, respectively, in the third quarter of 2011 and US$0.20 and US$0.18, respectively, in the fourth quarter of 2010.

Fiscal Year 2011 Financial Highlights

•	Total net revenues were US$45.4 million in 2011, an increase of 26.1% from US$36.0 million in 2010.

•	Net income attributable to the holders of ordinary shares was US$19.3 million, in 2011, a decrease of 8.6% from US$21.1 million in 2010.

•	Basic and diluted earnings per ADS were US$0.58 and US$0.56, respectively, in 2011.

•	Non-GAAP net income attributable to holders of ordinary shares was US$17.6 million in 2011,

[1]	Each American Depositary Share (“ADS”) represents twenty ordinary shares

•	Non-GAAP basic and diluted earnings per ADS were US$0.53 and US$0.51, respectively, in 2011.

“The number of total active accounts increased year over year and our total net revenues exceeded our revenue guidance in the second half of 2011,” said Mr. Benson Wang, co-founder, director and chief executive officer of Taomee. “We were pleased with the user growth and user engagement in the fourth quarter and we believe we continue to attract loyal customers across multiple media platforms. In particular, the animation series based on our franchises, which have been broadcast across more than 100 television channels since June 2011, have achieved high ratings,” continued Mr. Wang.

“In 2012, we plan to accelerate investments in our brands and platform, and we are willing to sacrifice short term revenue growth and operating margin in exchange for long term sustainable revenue and profit growth. China’s domestic industry for family entertainment is still in its early stages, and we believe there is tremendous revenue growth potential over the foreseeable future, and more importantly, attractive returns on capital over the long term,” Mr. Wang added.

Operational Results for Fourth Quarter of 2011

•

The number of active accounts for the Company’s virtual worlds under operation in mainland China was approximately 27.0 million, a 4% increase year over year from 26.0 million in the fourth quarter of 2010 and 27% decrease from 37.1 million in the third quarter of 2011.

•

The ratio of active paying accounts to total active accounts increased to 6.2% from 5.7% in the prior quarter, but declined from 9.3% in the year ago period. The year over year decline in the ratio of active paying accounts was primarily due to the fact that the Company decided to temporarily decelerate monetization in the quarter in an effort to attract new users and enhance user stickiness.

•

Active paying accounts for the Company’s virtual worlds under operation in mainland China decreased to 1.7 million from 2.4 million in the fourth quarter of 2010 and from 2.1 million in the third quarter of 2011.

•	The sequential decreases in active accounts and active paying accounts were primarily due to seasonality as the fourth quarter has fewer non-school days compared with the third quarter of 2011.

Unaudited Financial Results for Fourth Quarter of 2011

Total Net Revenues

Total net revenues were US$8.6 million in the fourth quarter of 2011, compared with US$12.7 million in the third quarter of 2011 and US$9.6 million in the fourth quarter of 2010.

Net online business revenues were US$7.5 million, compared with US$10.4 million in the third quarter of 2011 and US$8.8 million in the fourth quarter of 2010. The quarter-over-quarter decrease was primarily due to seasonality as the fourth quarter has fewer non-school days than the third quarter of 2011. The year-over-year decrease was partially due to the implementation of the Company’s strategy to attract new users and user stickiness while reducing the monetization of online products temporarily.

Net offline business revenues were US$1.1 million in the fourth quarter of 2011, compared with US$2.3 million in the third quarter of 2011 and US$0.8 million in the fourth quarter of 2010. The sequential decrease was due to we recorded revenues from revenue-sharing arrangements from the box offices of the movie based on the Company’s Seer franchise in the third quarter of 2011 and there was no such revenue in the fourth quarter of 2011. The year-over-year increases were mainly due to a rise in offline merchandise and book licensing revenue from the Taiwanese market.

Total Cost of Services

Total cost of services was US$1.6 million in the fourth quarter of 2011, compared with US$2.4 million in the third quarter of 2011 and US$1.8 million in the fourth quarter of 2010.

Online business related costs were US$1.3 million in the fourth quarter of 2011, compared with US$1.5 million in the third quarter of 2011 and US$1.4 million in the fourth quarter of 2010. The quarter-over-quarter and the year-over-year decrease were primarily due to a reduction in costs associated with prepaid card production.

Offline business related costs were US$0.3 million in the fourth quarter of 2011, compared with US$0.9 million in the third quarter of 2011 and US$0.4 million in the fourth quarter of 2010. The sequential decrease was mainly due to the absence of recorded costs associated with movie production in the fourth quarter of 2011. The year-over-year decrease was mainly due to the fact that the recording of costs associated with book trading in the fourth quarter of 2010 and the absence of book trading in the fourth quarter of 2011.

Gross Profit and Gross Margin

Gross profit was US$7.0 million in the fourth quarter of 2011, compared with US$10.3 million in the third quarter of 2011 and US$7.8 million in the fourth quarter of 2010.

Gross margin was 81.3% in the fourth quarter of 2011, compared with 81.2% in the third quarter of 2011 and 80.8% in the fourth quarter of 2010.

Gross margin for the online business was 82.1% in the fourth quarter of 2011, compared with 85.3% in the third quarter of 2011, and 83.6% in the fourth quarter of 2010.

Gross margin for the offline business was 75.3% in the fourth quarter of 2011, compared with 63.0% in the third quarter of 2011 and 48.4% in the fourth quarter of 2010.

Total Operating Expenses

Total operating expenses were US$6.4 million in the fourth quarter of 2011, compared with US$6.2 million in the third quarter of 2011 and US$2.9 million in the fourth quarter of 2010.

•

Product development expenses were US$3.1 million in the fourth quarter of 2011, compared with US$2.9 million in the third quarter of 2011 and US$1.4 million in the fourth quarter of 2010. The sequential and year-over-year increases were primarily due to costs associated with new hires, and an increase in share-based compensation.

•

Sales and marketing expenses were US$1.6 million in the fourth quarter of 2011, compared with US$1.9 million in the third quarter of 2011 and US$0.6 million in the fourth quarter of 2010. The sequential decrease was attributable to the absence of film and other promotion expenses. The year-over-year increase was largely due to an increase in animation related expenses and higher advertising expenses.

•

General and administrative expenses were US$2.1 million in the fourth quarter of 2011, compared with US$2.3 million in the third quarter of 2011 and US$1.3 million in the fourth quarter of 2010. The sequential decrease was primarily due to lower professional service expenses in the fourth quarter of 2011 and the year-over-year increase was related to higher salary expenses and share based-compensation of the Company’s administrative personnel.

Share of Profit/(Loss) from Equity Method Investment

Share of loss from equity method investment was US$0.3 million in the fourth quarter of 2011, compared with a profit of US$0.2 million in the third quarter of 2011 and a profit of US$0.1 million in the fourth quarter of 2010.

Profit from Operations

Profit from operations was US$0.6 million in the fourth quarter of 2011, compared with US$4.1 million in the third quarter of 2011 and US$4.9 million in the fourth quarter of 2010.

Income Tax Benefit / (Expense)

We recorded an income tax expense of US$0.1 million in the fourth quarter of 2011, compared to an income tax expense of US$0.3 million in the third quarter of 2011 and income tax benefit of US$0.7 million in the fourth quarter of 2010, the year-over-year increase was due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee from 2010 to 2011.

Net Income

Net income attributable to holders of ordinary shares was US$1.6 million in the fourth quarter of 2011, compared with US$4.4 million in the third quarter of 2011 and US$5.6 million in the fourth quarter of 2010.

Basic and diluted earnings per ADS were US$0.04 and US$0.04 each in the fourth quarter of 2011, compared with US$0.12 and US$0.12, respectively, in the third quarter of 2011, and US$0.19 and US$0.18, respectively in the fourth quarter of 2010.

Non-GAAP net income attributable to shareholders was US$2.3 million in the fourth quarter of 2011, compared with US$5.0 million in the third quarter of 2011 and US$5.7 million in the fourth quarter of 2010.

Non-GAAP basic and diluted earnings per ADS were US$0.06 and US$0.06 each in the fourth quarter of 2011, compared with US$0.14 and US$0.13 each, in the third quarter of 2011, and US$0.20 and US$0.18, respectively, in the fourth quarter of 2010.

Cash and Cash Equivalents

As of December 31, 2011, the Company had US$120.7 million of cash and cash equivalents, compared with US$43.1 million as of December 31, 2010.

Unaudited Financial Results for Fiscal year 2011

Net Revenues

Net revenues were 45.4 million in 2011, representing an increase of 26.1% from $36.0 million in 2010. This increase was primarily due to an increase in the revenues from the Company’s online and offline businesses.

Net revenues generated from the online business increased from US$33.7 million in 2010 to US$40.3 million in 2011. The increase was driven by both the growth of our existing self-developed franchises as well as revenues from third party developed games available to users on our platform.

Net revenues generated from offline business increased significantly to US$5.1 million in 2011 from approximately US$2.3 million in 2010. This increase was primarily due to revenues generated from the Company’s co-branding and merchandise licensing contracts and revenue-sharing arrangements for a film based on the Seer franchise and royalty received from publishers of children’s books.

Cost of Services

Cost of services increased from US$5.9 million in 2010 to US$7.7 million in 2011, primarily due to the expansion of both online and offline businesses.

Cost of services relating to the Company’s online business increased to US$6.0 million in 2011 from US$5.2 million in 2010. This increase was primarily due to an increase in the salaries and benefits expenses to the Company’s employees and share based compensation.

Cost of services relating to the Company’s offline business increased to US$1.7 million in 2011 from approximately US$0.7 million in 2010. This increase was primarily attributable to film and animations production costs as well as increases in the salaries and benefit payments to the newly-hired employees for the offline business.

Total Operating Expenses

Total operating expenses increased to US$22.8 million in 2011 from US$11.7 million in 2010. The increase in the operating expenses was primarily due to increases in product development expenses and sales and marketing expenses, and to a lesser extent, increases in general and administrative expenses. Details are as follows:

•

Product development expenses increased by 121.6% from US$4.6 million in 2010 to US$10.3 million in 2011. The increase was primarily attributable to an increase in salary and benefit expenses as additional software engineers, development staff, and creative technicians including writers, virtual world architects, and graphic artists were hired. A significant percentage of the Product development headcount additions in areas of mobile applications development, platform services, online video, and brand management.

•

Sales and marketing expenses increased by 298.4% from US$1.6 million in 2010 to US$6.3 million in 2011. The increase was primarily attributable to higher advertising and promotional activities, including those related to new product launches throughout 2011, as well as an increase in animation related expenses. The first season of the Mole’s World animation series began to broadcast in June 2011 and the first season of the Seer animation series began to broadcast in January 2012.

•

General and administrative expenses increased by 39.0% from US$5.7 million in 2010 to US$8.0 million in 2011. The increase was primarily due to the increase in share-based compensation and incremental expenses as a listed company.

Share of Profit in Equity Method Investments

Share of profit in equity method investments was US$4.2 million in 2011, compared with US$0.5 million in 2010 mainly due to a US$3.7 million gain realized from the sale of 10.5% equity method interest in Elyn Corporation in February 2011.

Profit from Operations

Profit from operations was US$14.9 million in 2011, compared with US$18.5 million in 2010.

Income Tax Benefit/ (Expense)

Income tax expense was US$1.7 million in 2011, compared to an income tax benefit of approximately US$2.5 million in 2010, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee in 2011.

Net Income

Net income attributable to holders of ordinary shares was US$19.3 million in 2011, compared with US$21.1 million in 2010.

Basic and diluted earnings per ADS were US$0.58 and US$0.56, respectively, in 2011, compared with US$0.73 and US$0.72, respectively, in 2010.

Non-GAAP net income attributable to shareholders was US$17.6 million in 2011 compared with US$21.3 million in 2010.

Non-GAAP basic and diluted earnings per ADS were US$0.53 and US$0.51, respectively, in 2011, compared with US$0.73 and US$0.73, respectively, in 2010.

Recent Business Highlights

On November 18, 2011, Taomee commercially launched the virtual world Seer II, a sequel to the original Seer virtual world.

As of December 31, 2011, Taomee had repurchased an aggregated of 123,658 ADSs, representing 2,473,160 ordinary shares, on the open market for total cash consideration of $562,502 under the share repurchased plan approved by the Company’s board of directors on November 22, 2011.

On January 6, 2012, Taomee launched its online video website, v.61.com, in cooperation with iQiyi.com and Youku.com.

On January 9, 2012, the first season of Seer animation series started to broadcast in China.

On January 11, February 16 and March 1, 2012, Taomee released three games and applications for Apple iOS, Mole Kart, Mole Baby and Taomee MaMa, respectively.

On February 28, 2012, the Board of Directors approved a resolution to convert the share options that were granted by the Company on January 4, 2011 and May 24, 2011 into restricted shares at the ratio of 3:1.

On March 9, 2012, the second season of the Mole’s World animation series started to broadcast in China.

Outlook for First Quarter of 2012

Net revenues for the first quarter of 2012 are expected to increase by approximately 10% sequentially, in comparison to the fourth quarter of 2011.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. For the year ended December 31, 2011, the Company also excluded its one time gain from selling its equity method investment in Elyn Corporation from net income attributable to the ordinary shareholders. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 p.m. Eastern Standard Time (New York) on Tuesday, March 20, 2012 (which is 8:00 a.m. in China on Wednesday, March 21, 2012).

The dial-in details for the live conference call are:

U.S. toll-free number	+1-866-519-4004
Hong Kong toll-free number	800-930-346
International dial-in number	+65-6723-9381
China Mainland dial-in number	400-620-8038
Passcode	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at

http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-eventDetails&EventId=4728668

A telephone replay of the call will be available after the conclusion of the conference call at 2:00 p.m. Eastern Standard Time on March 21, 2011 through March 28, 2012 11:59 p.m. Eastern Standard Time. The dial-in details for the telephone replay are:

Conference ID number:	56201304
International dial-in number	+612-8235-5000
China dial-in number	+400-692-0026

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies

•	Learn more about Taomee at www.taomee.com,

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share experiences with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Taomee Holdings Limited

Email: ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	December 31	December 31
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$120,678,898	$43,087,134
Accounts receivable	1,422,534	438,243
Due from related parties	202,267	—
Prepayments and other current assets	1,514,565	1,358,678
Deferred tax assets, current	3,247,404	2,799,865

Total current assets	127,065,668	47,683,920

Investments in equity method investees	2,406,111	1,035,710
Property and equipment, net	2,405,576	3,125,608
Acquired intangible assets	1,379,154	146,133
Other assets	1,197,907	1,040,813

TOTAL ASSETS	$134,454,416	$53,032,184

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$221,820	$344,698
Income taxes payable	2,187,076	—
Advance from customers	10,223,309	8,684,198
Due to related parties	66,104	38,826
Deferred revenue	12,912,939	10,783,198
Dividends payable	—	8,950,000
Deferred tax liabilities, current	10,910	511,039
Accrued expenses and other current liabilities	5,680,706	4,984,584

Total current liabilities	31,302,864	34,296,543

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.00002 par value; 125,000,000 and nil shares authorized, issued and outstanding as of December 31, 2010 and 2011) (Redemption value $7,500,000)	—	5,627,390

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 450,000,000 and 730,900,680 shares issued; 450,000,000 and 728,427,520 outstanding as of December 31, 2010 and 2011, respectively)	14,618	9,000
Treasury stock	(562,502)
Additional paid-in capital	70,782,370	1,158,534
Retained earnings	30,550,850	11,258,280
Accumulated other comprehensive income	2,366,216	682,437

Total equity	$103,151,552	$13,108,251

TOTAL LIABILITIES AND EQUITY	134,454,416	53,032,184

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010
Revenues:
Online business, net	$7,479,824	$10,382,615	$8,844,961
Offline business, net	1,077,778	2,296,950	772,458

Total net revenues	8,557,602	12,679,565	9,617,419

Cost of services
Online business	(1,335,365)	(1,529,614)	(1,447,607)
Offline business	(265,802)	(850,275)	(398,421)

Total cost of services	(1,601,167)	(2,379,889)	(1,846,028)

Gross profit	6,956,435	10,299,676	7,771,391

Operating income (expenses):
Product development	(3,070,379)	(2,929,040)	(1,365,649)
Sales and marketing	(1,639,118)	(1,901,633)	(576,310)
General and administrative	(2,141,589)	(2,278,333)	(1,256,730)
Other operating income	492,671	907,625	278,250

Total operating expenses	(6,358,415)	(6,201,381)	(2,920,439)

Profit from operations	598,020	4,098,295	4,850,952

Interest income, net	689,590	482,981	89,835
Other income (expenses), net	733,409	(65,966)	(3,734)

Income before income taxes and share of profit in equity method investments	2,021,019	4,515,310	4,937,053

Income tax benefit (expense)	(128,279)	(284,753)	669,391

Share of profit (loss) in equity method investments	(274,039)	178,657	106,681

Net income	1,618,701	4,409,214	5,713,125

Less: Deemed dividends on Series A convertible redeemable preferred shares	—	—	(117,027)

Net income attributable to holders of ordinary shares	$1,618,701	$4,409,214	$5,596,098

Earnings per ADS
-Basic	$0.04	$0.12	$0.19

-Diluted	$0.04	$0.12	$0.18

Weighted average number of shares used in calculation
- Basic	728,876,950	728,341,047	450,000,000

- Diluted	758,032,650	764,675,988	480,061,357

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For year ended
	December 31,	December 31,
	2011	2010
Revenues:
Online business, net	$40,330,778	$33,682,849
Offline business, net	5,066,263	2,290,045

Total net revenues	45,397,041	35,972,894

Cost of services
Online business	(6,035,323)	(5,165,602)
Offline business	(1,652,235)	(685,583)

Total cost of services	(7,687,558)	(5,851,185)

Gross profit	37,709,483	30,121,709

Operating income (expenses):
Product development	(10,303,929)	(4,649,036)
Sales and marketing	(6,254,531)	(1,569,972)
General and administrative	(7,965,104)	(5,728,962)
Other operating income	1,733,418	278,250

Total operating expenses	(22,790,146)	(11,669,720)

Profit from operations	14,919,337	18,451,989

Interest income, net	1,409,662	240,132
Other income (expenses), net	666,961	(115,345)

Income before income taxes and share of profit in equity method investments	16,995,960	18,576,776

Income tax benefit (expense)	(1,727,070)	2,503,727

Share of profit in equity method investments	4,224,281	493,573

Net income	19,493,171	21,574,076

Less: Deemed dividends on Series A convertible redeemable preferred shares	(200,601)	(468,580)

Net income attributable to holders of ordinary shares	$19,292,570	$21,105,496

Earnings per ADS
-Basic	$0.58	$0.73

-Diluted	$0.56	$0.72

Weighted average number of shares used in calculation
- Basic	606,648,098	450,000,000

- Diluted	640,377,175	458,482,370

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,256,873	$5,039,182	$5,669,072
Share-based compensation	(638,172)	(629,968)	(72,974)

GAAP net income attributable to holders of ordinary shares	$1,618,701	$4,409,214	$5,596,098

Non-GAAP diluted earnings per ADS
-Basic	$0.06	$0.14	$0.20

-Diluted	$0.06	$0.13	$0.18

	In USD, except for share data For the year ended
	December 31,	December 31,
	2011	2010
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$17,627,225	$21,275,942
Investment income from sell of equity interest[2]	3,662,098	—
Share-based compensation	(1,996,753)	(170,446)

GAAP net income attributable to holders of ordinary shares	$19,292,570	$21,105,496

Non-GAAP diluted earnings per ADS
-Basic	$0.53	$0.73

-Diluted	$0.51	$0.73

[2]	Reflects the transaction to sell 10.5% of equity interest in Elyn Corporation in February 2011